November 1, 2007

BY EDGAR

Brigitte Lippmann, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

Re:	Comanche Clean Energy Corporation
Registration Statement on Form F-1
File No. 333-143914
Filed: June 20, 2007

Dear Ms. Lippmann:

  Reference is made to your comment letter, dated June 20, 2007 to our client, Comanche Clean Energy Corporation (the “Company”), relating to the subject registration statement (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our response thereto:

General

1. Please revise your prospectus to eliminate or reduce repetitive information, and to ensure that the information flows logically so that investors will more readily comprehend the significance of your disclosures.

Certain portions of the prospectus have been revised to eliminate or reduce repetitive information and to facilitate comprehension of the disclosure by readers.

2. Because of the nature and size of the transaction being registered compared to your outstanding shares, it appears that the transaction is not a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead appears to represent a primary offering which must be made at a fixed price. Therefore, please identify these selling shareholders as underwriters and include a fixed price at which they will sell the securities or reduce the number of shares being registered.

The Company respectfully believes that the sale of the ordinary shares by the selling shareholders meets the condition specified in Rule 415(a)(1)(i) in that such sales would not constitute an offering on behalf of the issuer or an affiliate of the issuer for the following reasons:

•
The Company believes that none of the selling shareholders presently have or would upon conversion of all of the outstanding convertible notes by all investors, would have, any control relationship with the Company either by contract or through management or the exercise of voting rights, and none of the selling shareholders has any special access to material non-public information concerning the Company.

•
The number of ordinary shares issuable upon conversion of the convertible notes sold to certain of the selling shareholders is fixed. There is no market component in the pricing of the convertible notes whereby the selling shareholders would receive more shares if the market price drops and therefore the Company is not subject to potential predatory trading of its securities designed to depress the market price of its securities. The convertible notes which were issued to the selling shareholders are not “death spiral,” “extreme convertible” or “toxic convertible” notes.

•
Each of the selling shareholders made an investment in the Company and holds the risk of ownership. Each of the selling shareholders has the risk of ownership for its own account. Further, both because of the lack of a public market and the limitations as to the number of shares that certain of the selling shareholders may own at any time, even after the registration statement is declared effective, the selling shareholders will continue to bear the risk of ownership thereafter.

•
The registration of the ordinary shares was a condition subsequent to funding, not a condition precedent. As a result, the selling shareholders bear the risk that the Company would fail or be unable to register the securities. Further, there is no market for the ordinary shares, as a result of which the selling shareholders bearing the further risk of not being able to sell the shares, even if they are registered. The risks being borne by the selling shareholders are further evidence that this is not an offering by or on behalf of the Company. The Company has already received the proceeds of its sale. The transaction is not analogous to an equity line, since the selling shareholders have already made their investment.

3. Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in ordinary shares) in connection with the transactions that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to the selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

A new section entitled “CERTAIN DISCLOSURE REGARDING CONVERSION OF NOTES AND EXERCISE OF WARRANTS” has been added on pages 7 through 9 of the prospectus, the first six tables of which are meant to be responsive to the comment.

4. Please provide tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible notes transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

The requested information is contained in the seventh table in the “CERTAIN DISCLOSURE REGARDING CONVERSION OF NOTES AND EXERCISE OF WARRANTS” section of the prospectus on page 9.

5. Please disclose whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the convertible notes.

An affirmative statement to such effect is made in the next to last paragraph of the “CERTAIN DISCLOSURE REGARDING CONVERSION OF NOTES AND EXERCISE OF WARRANTS” section of the prospectus on page 9.

6. Please provide disclosure in the prospectus with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

The retention of Rodman & Renshaw, LLC as placement agent for the April 3, 2007 private placement of the Company’s ordinary shares, convertible notes and warrants to purchase ordinary shares has been included in the last paragraph of the “CERTAIN DISCLOSURE REGARDING CONVERSION OF NOTES AND EXERCISE OF WARRANTS” section of the prospectus on page 9. The Engagement Agreement between Rodman & Renshaw, LLC and the Company is being filed as an exhibit to Amendment No. 1 to the registration statement. Except for the foregoing, the Company confirms that it is its view that a description of the relationships and arrangements between and among it (and any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, and any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) was already present in the prospectus contained in the registration statement which was filed on June 20, 2007 and continues to be presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement.

7. Please revise to include the following information which is required by Part I, Item 4 of Form F-1:

•	Capitalization table (Refer to Item 3(13) of Foam 20-F);

A “Capitalization” section has been added to the prospectus on page 27.

•	Tabular disclosure of contractual obligations (Refer to Item 5(F) of Form 20-F); and

As of December 31, 2006 (the latest fiscal year end balance sheet date), the Company did not have any contractual obligation referred to in the table set forth in Item 5F of Form 20-F. The Company believes that presenting such a table in the prospectus with zeros for all amounts would not be informative.

•	Quantitative and Qualitative Disclosures about Market Risk (Refer to Item 11 of Form 20-F)

As of December 31, 2007 (the end of the latest fiscal year), the Company had no market risk sensitive instruments outstanding and therefore does not believe that any disclosure in accordance with Item 11 of Form 20-F is warranted.

Please note the updating requirement of Item 4 of Form F-1 and Item 8.A.5 of Form 20-F.

The updating requirements have been noted.

Table of Contents, page 1

8. Please revise the second sentence in the second paragraph to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Such sentence has been deleted in its entirety.

Prospectus Summary, page 2

Our Company, page 2

9. The company has filed the registration statement under the name Comanche Clean Energy Corporation; however, according to the financial statement footnotes, the company changed its name to Comanche Corporation in February 2007. Please clarify.

Comanche Corporation was formed in the Cayman Islands on June 8, 2006 under the original name of Comanche Clean Energy Corporation. On February 8, 2007 the name of the corporation was changed to its present name of Comanche Corporation. In connection with a reorganization being contemplated at the time, the name of the corporation formed on June 8, 2006 was changed to enable the formation in the Cayman Islands of a new corporation with the name Comanche Clean Energy Corporation. The new corporation was formed on February 9, 2007 and acquired all of the outstanding shares of Comanche Corporation through a share exchange with the two shareholders of Comanche Corporation.  At the time, Comanche Corporation and Comanche Clean Energy Corporation were under common control as defined by EITF 02-5.  Accordingly, the acquisition of Comanche Corporation by Comanche Clean Energy Corporation was accounted for as a "transfer of equity interests between entities under common control" pursuant to SFAS 141, paragraphs 11-18. The financial statements included in the registration statement have been revised to refer to the statement being those of Comanche Clean Energy Corporation (the successor corporation of which Comanche Corporation is a wholly owned subsidiary even though Comanche Clean Energy Corporation was formed after December 31, 2006) and its consolidated subsidiaries. Such financial statements are therefore those of the company whose ordinary shares are intended to be registered under the registration statement.

10. Please add a diagram in this section that depicts your current organizational structure, including the ownership of the facilities held by your subsidiaries. Also show the relationship between the company and its affiliates. We note, for example, your disclosure on page F-13 that Palatum and Comanche LLC are under common control.

The entire “Organizational Structure” subsection of the “OUR BUSINESS” section of the prospectus contained in the registration statement that was filed on June 20, 2007 has been moved to “PROSPECTUS SUMMARY” section on page 3. In addition, a separate chart showing certain affiliate relationships with the Company has been added to the subsection immediately following the organization chart. The affiliated companies which are listed in such new chart are limited to those companies which have had transactions with the Company or its subsidiaries. Thomas Cauchois and Alicia Noyola own, directly or indirectly, controlling interests in other companies not identified in the new chart, but none of such other companies have had any transactions with the Company.

11. Please disclose, if true, that the company was a shell company, as defined in Rule 12b-2 of the Exchange Act, until the April 2007 acquisitions.

A statement to such effect has been added to the second paragraph of the “Our Company” subsection of the “PROSPECTUS SUMMARY” section of the prospectus on page 2.

12. Please quantify the purchase price of each of your acquisitions.

The bullet points in what is now the tenth paragraph of the “Our History” subsection of the “PROSPECTUS SUMMARY” section of the prospectus on page 5 have been revised to disclose the purchase prices for the acquisitions.

13. Please disclose, if true, that the only operating plant is the Santa Anita facility. We note your disclosure on page 62 that revenues are principally derived from this facility. Describe the operating or construction status of the other two facilities and quantify how much capital expenditures you expect to make for each facility. We note your estimates on page 44 and your disclosures on page 65 that you expect to incur substantial capital expenditures in 2007 related to the upgrades of the Canitar and Bahia plants and planting of feed stocks for Canitar, Santa Anita and Bahia. Please make similar revisions in the Business section on page 42.

In addition to Santa Anita, the Company’s biodiesel facility in Salvador, Brazil is currently operational. The “Our Company” subsection of the PROSPECTUS SUMMARY” section on page 2 has been revised reflect which plants are operating. The “OUR BUSINESS” and “PROPERTY” sections of the prospectus have been revised to describe the operating and construction status of each of the Company’s material facilities.

14. Please describe the related party transactions in connection with the formation and organization of the company, including the acquisitions and loans described in the financial statement footnotes. Also describe the role of Thomas Cauchois and his affiliates in these transactions. Describe the various consulting fees paid to affiliates in these transactions.

We have revised the first paragraph and have added three additional paragraphs immediately after the first paragraph of the “Our History” subsection of the “PROSPECTUS SUMMARY” section of the prospectus on page 4 to disclose the requested information. Except for the administrative service fees paid to Greenwich Administrative Services, LLC by the Company or its subsidiaries, there were no consulting or other fees paid by the Company or its subsidiaries to affiliates in connection with the formation or organization of the Company.

15. Please explain the purpose of Comanche LLC and the material terms of its operating agreement, including any fees to management. File the organizational and operating documents of Comanche LLC as exhibits.

The purpose of forming Comanche Clean Energy LLC has been added in the second paragraph of the “Organizational Structure” subsection of the “PROSPECTUS SUMMARY” section on page 3. The Certificate of Formation and Operating Agreement of Comanche Clean Energy, LLC have been filed as Exhibits 1.3 and 1.4, respectively, to the registration statement. Since Comanche Clean Energy, LLC is a single member limited liability company we do not believe that a description of the material terms of its operating agreement in the prospectus is necessary.

Our History, page 3

16. Please clarify in this section and the Selling Stockholders section how many shares you are registering pursuant to each of the private placements and other transactions.

The first sentence of the eighth paragraph of the “Our History” subsection of the “PROSPECTUS SUMMARY” section has been revised to clarify that all of the shares being registered relate to the ordinary shares issued (or underlying the convertible notes and warrants issued) in the April 3, 2007 and June 18, 2007 private placements, including ordinary shares issuable to the placement agent upon exercise of warrants issued to the placement agent as partial compensation in the April 3, 2007 private placement.

17. Please disclose the exercise price for the warrants issued on June 18, 2007, the warrants issued to Rodman & Renshaw, and describe the conversion terms for the convertible notes issued in April and June 2007.

The “Our History” subsection of the “PROSPECTUS SUMMARY” section has been revised by including in the seventh paragraph thereof the exercise price for the warrants issued on June 18, 2007 and the conversion rate for the convertible notes issued on June 18, 2007, by including the exercise of the warrants issued to Rodman & Renshaw in the last sentence of the fifth paragraph of the subsection and by adding what is now the sixth paragraph of the subsection to discuss the conversion terms of the convertible notes.

18. Please reconcile the number of shares you are registering in the fee table, the prospectus summary, selling shareholder, and the recent sales of unregistered securities sections. Also quantify separately in each applicable footnote to the registration fee table on the registration statement cover how many shares are being registered as the 125% cushion.

We believe that the number of shares being registered in the Calculation of Registration Fee table on the cover page is consistent with the shares referred to in the “PROSPECTUS SUMMARY,” “SELLING SHAREHOLDERS” and in Item 7 of Part II to the registration statement. It should be noted that the number of shares set forth in the “Shares Being Sold in This Offering” column of the table contained in the “SELLING SHAREHOLDERS” section does not include the 25% additional shares being registered pursuant to the Company’s obligations under its registration rights agreement with the selling shareholders. However, this fact is clearly footnoted. Each of the applicable footnotes to the Calculation of Registration Fee table on the cover page of the registration statement have been revised to quantify how many of the shares being registered are being registered pursuant to the Company’s obligations under its registration rights agreement with the selling shareholders.

19. Please describe the material provisions of the agreements relating to the private placements in 2007 and identify the promoters and private placement agents for these transactions. We also note the reference in the securities purchase agreement to the shares issued to management and the shares issued in connection with the acquisitions. Please describe these issuances.

What is now the ninth paragraph of the “Our History” subsection of the “PROSPECTUS SUMMARY” section has been added to briefly describe the material terms of the agreements relating to the private placements on April 3, 2007 and June 18, 2007 and paragraphs have been added at the end of the subsection to describe the issuances of ordinary shares in connection with the acquisitions which occurred contemporaneously with the April 3, 2007 private placement and to certain members of management. In the fifth paragraph of the subsection, Rodman & Renshaw, LLC has been identified as the sole placement agent for the April 3, 2007 private placement. We do not believe that any persons should be deemed to be promoters (within the meaning ascribed to such term in Rule 12b-2 promulgated under the Securities Exchange Act of 1934) for either of the April 3, 2007 or June 18, 2007 private placement transactions.

20. Regarding your April and June 2007 issuances of convertible notes, please provide us with the computations related to the values assigned to your convertible notes, warrants, and beneficial conversion feature. Note that after determining the relative fair values of your notes and warrants, you should determine the effective conversion price of your convertible notes. Paragraph 5 of EITF 98-5 states that embedded beneficial conversion features are calculated at the commitment date as the difference between the conversion price and the fair value of the common stock, multiplied by the number of shares into which the security is convertible. See Case 1(b) at the end of EITF 98-5 for an example on how to perform this calculation. Note, however, that paragraph 5 of EITF 00-27 states that the effective conversion price, instead of the specified conversion price, should be used to compute the intrinsic value of the embedded beneficial conversion feature. See paragraphs 6-7 of EITF 00-27 for an example on how to perform this calculation. Then, you can determine the beneficial conversion feature using the effective conversion price. See paragraphs 5-7 of EITF 00-27 for an example.

The Company entered into two private placement transactions in the second quarter of 2007. The first transaction (the “April transaction”) totaled $59,752,545 and took place on April 3, 2007. The second transaction (the “June transaction”) totaled $22,300,000 and took place on June 18, 2007.

The April transaction consisted of 3,000,000 equity units priced at $5.00 each (for a total of $15,000,000) and $44,752,545 of convertible debt. Each equity unit consisted of one ordinary share of the Company plus 0.75 warrants to purchase one ordinary share of the Company. The warrants have a strike price of $5.30/share and expire on April 2, 2012. The debt is convertible into equity at a price of $5.50/share. For each share of underlying equity, each convertible debt holder also received 0.4 warrants that are identical to the equity warrants described above.

The June transaction consisted of 1,050,000 equity units priced at $5.00 each (for a total of $5,250,000) and $17,050,000 of convertible debt. The terms of the June offering were identical to those of the April offering.

Although the equity and convertible debt were offered at the same time, they were not a single transaction in the sense that some investors bought only equity and some investors bought only debt. Most investors bought both equity and debt, but in different proportions.

Volatility Assumptions

In order to calculate the volatility, the Company first looked at the volatilities of Aventine Renewable Energy (AVR), Verasun Energy Corporation (VSE) and Cosan (CSAN3.SA Sao Paulo Exchange). The Company believes these three companies are the most directly comparable publicly-traded companies on the market today. Aventine and Verasun are U.S. ethanol producers and Cosan is a Brazilian ethanol producer. Aventine and Verasun are in the same industry as the Companyand trade on the American exchanges, but they produce ethanol from corn and hence have somewhat different economics. Cosan is located in Brazil and, like the Company, produces ethanol from sugar cane. However, until recently Cosan traded only on the Sao Paulo exchange, which is much more volatile than the U.S. exchanges. As shown in the table below, Aventine, Verasun and Cosan have similar volatilities and the average for the three is 54.1316%.

Primary Comparables		Company Description
Aventine Renewable Energy (since Jul '06)	53.9298%	American Ethanol Producer
Verasun Energy Corporation (since Jun '06)	53.3547%	American Ethanol Producer
Cosan (since Nov '05)	55.1103%	Brazilian Ethanol Producer
Average	54.1316%

Aventine and Verasun have been publicly traded for slightly more than a year and Cosan has been publicly traded for slightly more than a year and a half. This is substantially less than the 5 year life of the warrants that the Company issued to its investors. To address this, the Company also looked for comparable companies with longer trading histories. There were no directly comparable companies with 5 year trading histories. The closest the Company could find were the following:

•	Archer Daniels Midland - a diversified agricultural producer, including ethanol
•	Abengoa - a Spanish & U.S. biofuels producer as well as a construction and information company
•	Bunge - an agriculture & food producer, which has recently been buying Brazilian ethanol plants
•	Evergreen Energy - a U.S. company that transforms coal into clean energy products

As shown below, the average volatility of these 4 companies is 36.3972%.

Most Direct Comparables w/ 5 year History
Archer Daniels Midland	28.8626%	Diversified agriculture, including ethanol
Abengoa	32.5102%	Spanish & U.S. biofuels producer as well as a construction and information company
Bunge	37.3447%	Agriculture & Food, recent entry into Brazilian ehtanol
Evergreen Enerty	56.8712%	Transforms coal into clean energy products
Average	36.3972%

Although the second group of companies all have five year trading histories, they are large multinationals with multiple product lines. After reviewing this data, the Company felt that its ordinary shares would have a volatility that more closely resembles that of the first group of companies than that of the second. It accordingly assumed a volatility factor of 54.1316%.

Accounting for the April Transaction

Using a Black-Scholes model option pricing , the Company valued the April equity at $3.9100/share and the associated warrants at $1.4533/warrant ($3.9100+(0.75*$1.4533)=$5.0000).  The Company assumed a risk free interest rate of 4.784% and discounted the value of the warrants by an additional 15% for the following reasons:

•	The Company’s ordinary shares are not currently registered.
•	While the Company hopes to ultimately register its ordinary shares, there are no plans to register the warrants themselves.
•	The Company expects that when its ordinary shares are registered, the shares will be thinly-traded, creating less liquidity than an actively-traded stock would have.

The Company issued 2,250,000 warrants in connection with the April equity offering (0.75 * 3,000,000). It therefore assigned a value of $3,269,925.00 (2,250,000 * $1.4533) to these warrants. This amount was booked as offsetting entries within additional paid in capital (“APIC”) pursuant to EITF 00-19 paragraphs 12-32.

Gross proceeds from the April convertible debt issuance were $44,752,545.  This debt is convertible into 8,136,826 ordinary shares of the Company. Since debt holders also received warrants to purchase 0.4 shares for each share of underlying stock, the Company also issued 3,254,730 warrants associated with this debt. These warrants were valued at $4,730,099.11 (3,254,730 * $1.4533).  The proceeds allocable to the debt then were $40,022,445.89.  This yields an effective conversion price of $4.9187/share, which is well above the equity valuation of $3.9100.  Therefore, there is no beneficial conversion feature pursuant to EITF 98-5 or EITF 00-27.  The value of the warrants issued was debited to a Debt Discount account within the Long Term Liabilities section of the balance sheet pursuant to APB 21 paragraphs 15-16. The offsetting credit was charged to APIC.

Accounting for the June Transaction

Using a Black-Scholes option pricing model, the Company valued the June equity at $3.9299/share and the associated warrants at $1.4269/warrant ($3.9299+(0.75*$1.4269)=$5.0000).  The Company used the same valuation assumptions as before, but the warrant value was lower due to its slightly shorter life.

The Company issued 787,500 warrants in connection with the June equity offering (0.75 * 1,050,000). It therefore assigned a value of $1,123,683.75 (787,500 * $1.4269) to these warrants. This amount was booked as offsetting entries within APIC pursuant to EITF 00-19 paragraphs 12-32.

Gross proceeds from the June convertible debt issuance were $17,050,000.  This debt is convertible into 3,100,000 ordinary shares of the Company. The warrants issued along with the convertible debt were valued at $1,769,356.00 (3,100,000 * 0.4 * $1.4269).  The proceeds allocable to the debt then were $15,280,644.00.  This yields an effective conversion price of $4.9292/share, which is well above the equity valuation of $3.9299.  Therefore, there is no beneficial conversion feature pursuant to EITF 98-5 or EITF 00-27. The value of the warrants issued was debited to a Debt Discount account within the Long Term Liabilities section of the balance sheet pursuant to APB 21 paragraphs 15-16. The offsetting credit was charged to APIC.

Risk Factors, page 5

21. Please delete the second and third sentences of the first paragraph. All material risks should be described in the risk factors section. If risks are not deemed material, you should not reference them.

The second and third sentences of the introductory paragraph to the “RISK FACTORS” section contained in the registration statement filed on June 20, 2007 have been deleted.

22. Please add a risk factor describing your related party transactions, potential conflicts of interests and dependence on affiliates.

A risk factor to such effect entitled “Two of our significant shareholders are directors and officers of the Company and also control certain companies to which we are indebted or which provide services to us; as a result they may make determinations or exercise their vote as a director in a manner which may be adverse to our interests” has been added at the end of “Dependency on Management” subsection of the Risk Factors section on page 19.

23. Please add a risk factor quantifying goodwill and disclosing the percentage of your assets that comprises goodwill.

A risk factor to such effect has been added at the end of the “General Risks Relating to Our Business” subsection of the Risk Factors section on page 14.

24. Many of the risk factors appear generic and do not provide the information investors need to assess the magnitude of the risk as it relates specifically to you. For example:

•
On page 10, explain how the dishonesty of persons or entities may have adversely affected you in making your acquisitions or purchasing decisions. We note on page 66 your disclosure that transactions at Simoes may not have been at arms-length.

Four additional sentences have been added at the end of the risk factor entitled “We may be adversely affected by the dishonesty of persons or entities who may sell assets or equity interest in businesses to us or of other vendors” on page 14 to discuss the basis for the Company’s concerns about dishonesty or unethical behavior by its potential suppliers, customers or vendors in Brazil.
•	On page 12, quantify the indebtedness you expect to incur in connection with your business plan, including capital expenditures.

The Company cannot quantify the indebtedness it expects to incur in connection with its business plan since the amount of capital expenditures it will finance depends upon various factor, primarily, how much capital will be available as a result of operations. The Company’s anticipated capital expenditures are disclosed on page 53 of the prospectus.

•
On page 13, disclose whether you have sufficient raw materials, through contracts with third parties or otherwise, to produce sufficient ethanol and biodiesel under your business plan. We note, for example, that on page 67, Simoes operated below capacity in 2006 due to the premium prices for third party sugarcane.

A risk factor entitled “We are exposed to market prices for a portion of our raw materials” has been in the “Risks Related to our Agricultural Operations” subsection of the “RISK FACTORS” section on page 17 of the prospectus which states, among other things, that that the Company does not grow or have under contract the entirety of raw materials that it will require to produce all of the ethanol and biodiesel it intends to produce according to its business plan.

•
On page 20, explain why tax treatment on distributions are important since you do not expect to issue dividends and why you may be a passive foreign investment company in light of your 2007 acquisitions.

The two risk factors contained in the subsection “International Taxation” of the “RISK FACTORS” section contained in the registration statement filed on June 20, 2007 have been eliminated.

Note that this is not meant to represent an all-inclusive list of where disclosure in the Risk Factors section should be improved. We encourage you to provide quantification of amounts and further clarification throughout this section.

Selling Shareholders, page 25

25. We note your disclosure in the second paragraph that none of the selling shareholders are, or are affiliates of, a broker-dealer. Since Goldman Sachs and Deutsche Bank are selling shareholders, please revise your disclosure and tell us whether any other selling shareholders are broker-dealers or affiliates of a broker-dealer. We may have further comments after we review your response.

The second paragraph of the “SELLING SHAREHOLDERS” section has been revised to disclose the names of certain Selling Shareholders who are affiliates of broker-dealers registered under the Securities Exchange Act of 1934. An explanation of the relationships between the Selling Shareholders so named and such broker-dealers is available upon request.

26. Please include in the table columns indicating the percentage of the class of shares owned by each selling shareholder before and after the offering. See Part I, Item 9(D)(2) of Form 20-F.

The table in the “SELLING SHAREHOLDERS” section on page 29 of the prospectus has been revised to set forth the percentage of the class of shares owned by each Selling Shareholder before and after the offering.

27. Please disclose the address for each selling shareholder. We note you have provided the addresses for some of these shareholders in the security ownership table on page 83.

The addresses of each Selling Shareholder have been added to the table in the “SELLING SHAREHOLDERS” section on page 29 of the prospectus.

28. Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by each selling shareholder.

The footnotes to the table in the “SELLING SHAREHOLDERS” section on pages 30 to 32 of the prospectus have been revised by adding such disclosure.

29. Please identify in the footnotes to the table the transaction pursuant to which the securities were acquired by each selling shareholder.

The first paragraph of the “SELLING SHAREHOLDERS” section on page 28 of the prospectus has been revised to state that all of the shares being registered were issued in the April 3, 2007 and June 18, 2007 private placement transactions. Since most of the purchasers in the private placement transaction consummated on April 3, 2007 were also purchasers in the June18, 2007 transaction and there were no purchasers in the June18, 2007 transaction who had not purchased in the April 3, 2007 transaction, we believe that additional footnote disclosure itemizing the shares purchased by each Selling Shareholder in each transaction is not warranted.

Plan of Distribution, page 28

30. Please disclose the method of determining the price of the securities offered. See Part I, Item 2(A) of Form 20-F.

As stated in the second paragraph of the “PLAN OF DISTRIBUTION” section on page 32 of the prospectus, the securities to be offered pursuant to the registration statement, will be offered at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.

Description of Shares to be Registered, page 30

31. Please describe your share capital as required by Part I, Item 10(A) of Form 20-F.

The section of the prospectus called “DESCRIPTION OF SHARE CAPITAL” has been revised to add certain additional information required by Part I, Item 10(A) of Form 20-F.

32. Please describe the provisions of your articles of association as required by Part I, Item 10(B) of Form 20-F.

A new section of the prospectus called “SUMMARY OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY” has been added starting on page 35 to provide such disclosure.

Ethanol Industry Overview, page 30

33. Please clarify in the tables on pages 39 and 40, and elsewhere as applicable, that this data is based on Comanche estimates. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit.

The table contained in the “Ethanol Industry Overview” subsection of the “OUR INDUSTRY” section on page 39 of the prospectus has been revised to indicate by footnote the particular source for the information contained. The Company was not funded by nor is it or is otherwise affiliated with any of the cited sources and the information was not prepared by the source for inclusion in the registration statement.

General Overview of our Ethanol Business, page 45

34. Please describe the sources and availability of raw materials (sugarcane and feedstock), including a description of whether prices of these materials are volatile. Describe the agricultural contracts and any other supply contracts with third parties. Also describe to what extent you currently supply raw materials from your properties and how those materials are harvested; e.g., describe any arrangements with landlords or whether your employees harvest these materials.

New subsections of the “OUR BUSINESS” section entitled “Feedstock for our Ethanol Business” and “Feedstock for Biodiesel Production” have been added on pages 51 through 53 of the prospectus, which, among other things, provide the requested information.

35. Please describe your material contracts as required by Part I, Item 10(C) of Form 20-F.

The Company believes that all of its material contracts are described in the registration statement.

Employees, page 57

36. Please discuss the labor lawsuits, which you disclose on page F-29.

A third paragraph has been added to the “Employees” subsection of the “OUR BUSINESS” section of the prospectus on page 63 to discuss generally the lawsuits filed by employees.

Selected Financial Data, page 60

37. Please disclose the exchange rates as of the end of each period, the average rates, and the range of high and low rates for each period presented. See Instruction 5 to Item 301 of Regulation S-K.

A new section called “Exchange Rate Information” has been added to the prospectus on page 27 to disclose such information.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61

38. Please revise your Management's Discussion and Analysis to describe the reasons why you discuss the financial condition and operating results for Comanche and Simoes, but not for the other entities and/or assets acquired during April 2007 that you discuss on page 3. We may have further comments based on your response.

The Management's Discussion and Analysis has been revised by adding to the “Company Overview” subsection on page 65 what is now the third and fourth paragraphs thereof to explain why separate financial statements concerning Canitar and Bahia are not included in the prospectus.

39. It appears that you have disclosed your critical accounting policies that are related only to Simoes. Please identify and disclose all of your critical accounting policies and estimates that are critical to all of the financial statements you provide in your filing, indicating where policies differ for the various entities. Your disclosure should include a discussion of the material assumptions you made in developing your critical estimates. You should also disclose any instances in which actual results differed from the estimates made by management. See the SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040, which you can find on our website at www.sec.gov.

The Management's Discussion and Analysis has been revised by adding a new subsection on pages 68 and 69 called “Summary of Significant Accounting Policies” and setting forth therein the requested disclosure.

Liquidity and Capital Resources, page 64

40. Please describe the company's principal capital expenditures since its inception in 2006. Also quantify and describe the substantial capital expenditures you expect to incur in 2007 and how you expect to fund these expenditures.

The “Use of Liquidity” subsection of the “Liquidity and Capital Resources” subsection of the “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION” section of the prospectus has been revised on page 72 of the prospectus to include a description of the capital expenditures incurred in 2007 to date and expected to be incurred during the remainder of 2007 and in 2008.

41. Please disclose the uses of the proceeds from the 2007 private placements.

The use of proceeds from the 2007 private placements is described in the revised “Uses of Liquidity” subsection of the “Liquidity and Capital Resources” subsection of the “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION” section of the prospectus has been revised on page 72 of the prospectus.

42. In your pro forma financial data, you reflect long term debt of $50 million. Please describe this debt. Also file as exhibits any debt agreements, including the notes payable to your founders.

The long term debt incurred in April 2007 and June 2007 is described in the third and fourth paragraphs of the “Sources of Liquidity” subsection of the “Liquidity and Capital Resources” subsection of the “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION” section of the prospectus on page 71. The approximately $49,584,000 of long-term debt set forth in the Estimated Pro Forma Balance Sheet column of the Consolidated Unuadited Pro Forma Comanche Balance Sheet as of December 31, 2006 consists of an aggregate of $4,831,000 of debt assumed by the Company in connection with the acquisitions in April 2007 and the $44,753,000 principal amount of convertible notes issued in April 2007.

Fixed Rate Notes issued by Comanche Corporation to certain affiliates are being filed as Exhibits 10.17 through 10.20, respectively, to the registration statement.

43. The sixth paragraph on page 65 indicates that $0.4 million of founders' advances were converted to equity in April 2007. However, your disclosures in the second to last paragraph on page 65 indicate that the amount converted was $2.4 million. Please revise to reflect the appropriate amount.

The next to last last paragraph of the “Liquidity and Capital Resources” subsection of the “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION” section of the prospectus on page 72 of the prospectus has been revised to state that the amount of the debt converted was approximately $0.4 million.

Simoes, page 66

Results of Operations - Executive Summary, page 66

44. Please describe in greater detail and quantify the transactions among Simoes and its former affiliates that materially affected its financial results for the periods presented.

Two sentences have been added at the end of the fourth paragraph of the “Year Ended December 31, 2006 Compared with Year Ended December 31, 2005” subsection to describe in greater detail and quantify the transactions among Simoes and its former affiliates during the period.

Year Ended December 31, 2006 Compared With Year Ended December 31, 2005, page 66

45. Please revise your discussion in the third paragraph on page 67 in which you describe the changes in prices of ethanol. In the interest of clarity for the reader, your discussion of sugar and ethanol prices should be described in the same currency as the financial statement line item fluctuation that you are explaining.

The paragraph describing changes in prices of ethanol has been so revised.

Liquidity and Capital Resources, page 71

46. Please describe in greater detail how the outstanding debt was restructured.

The last paragraph of the “Liquidity and Capital Resources” subsection for Simoes on page 77 has been revised to describe in greater detail how the outstanding debt was restructured.

Unaudited Pro Forma Consolidated Financial Statements, page 73

47. You disclose that the Ourinhos farmland does not currently constitute a stand-alone business, and that you acquired certain assets of Canitar. We remind you that Rule 11¬01(d) of Regulation S-X should be used to determine if you have acquired a business for purposes of determining whether audited financial statements and pro forma financial information are required. Using this guidance, please demonstrate how you determined you did not acquire a business in either of these two acquisitions. Your analysis should include a complete description of the assets acquired, the cost to acquire the assets and an indication as to whether the assets acquired represented substantially of the operating assets of the entity from which they were acquired.

Ourinhos Farmland

The purchase price for the Ourinhos farmland, including closing costs, was $7.9 million. The acquisition consisted of 605 hectares of land in Ourhinhos, Sao Paulo State, Brazil, along with some buildings that were on the land. Ourinhos is a major cane growing area in Sao Paulo state. In addition, the Company opportunistically purchased some vehicles, farm implements and trucks that the previous owner wanted to sell. The land was part of a larger plantation and did not constitute substantially all of the operating assets of the entity from which the assets were acquired. The Company intends to completely replant the existing cane growing on these fields (the clearing of these fields has already been done) with newer, higher-yielding, insect and drought resistant strains. The Company does not intend to use the farmland as a standalone business. Instead, it will use the land to have some amount of guaranteed feedstock for is Canitar ethanol plant and also as a site to utilize excess vinhaça that will be produced in its Canitar facility. Vinhaça is a byproduct of ethanol production that can be used as a fertilizer for sugar cane, but is also environmentally hazardous if applied incorrectly or if it is disposed of improperly. For this reason many land owners will not allow vinhaça to be applied to crops on land they lease to others. If not used as a fertilizer, it is also expensive to dispose of vinhaça in a manner that complies with Brazilian environmental regulations. Therefore, it is advantageous to have some amount of owned farmland to be assured of utilizing the vinhaça.

The Company used Rule 11-01(d) of Regulation S-X to determine whether the farmland and related acquisitions constitute a business. A discussion of the various factors mentioned in Rule 11-01(d) follows:

(1)
The revenue-producing activity of the farmland had been to grow and sell raw sugar cane. After the sale, the Company will continue to grow new higher-yielding sugar cane, but the product will not be sold to third parties. Instead, the cane grown will be used as a source of feedstock for the Company’s Canitar facility and the land will also be used as a means to absorb excess vinhaça .

(2)	(i)The physical facilities purchased consist of sugar cane, buildings, farm implements, vehicles and trucks.

Although sugar cane is a multi-year crop, it needs to be replanted every 5-6 years to maximize the recoverable sugar content, since the sugar content of cane drops dramatically over five years. In addition, best practices call for replanting such cane with newer, higher-yielding, insect and drought resistant cane. The sugar cane that had been growing on the land was well past its prime and was an older, lower-yielding variety of cane. Consequently, the cane that was growing on this land had a much lower than average recoverable sugar content. After purchasing the land, the Company removed the remnants of any pre-existing crop, refertilized the fields and is in the process of replanting with a new, higher-yielding variety of sugar cane. This will allow the Company to maximize the amount of ethanol produced at our Canitar plant per ton of cane crushed. There will be no production from these fields during 2007.

Along with the farmland, the Company acquired a series of older buildings mostly constructed in the 1800’s, when the land was used as a tobacco plantation. Most of these buildings were used for worker housing and welfare, and have not been used for several decades. While some of the buildings acquired may be used for storage, the bulk of the buildings have no practical business use. The Company is exploring several alternatives for the use of these surplus buildings including donating them to a local charitable organization or alternatively, razing them to increase the amount of productive farmland available.

The vehicles and farm implements have an average age of 20+ years. The Company has transferred these vehicles and implements to is Santa Anita facility for use on farmland that it has leased in that location. The Company’s plan is to purchase new vehicles and implements for use on the Ourinhos farmland once it begins harvesting the new sugar cane in 2008.

Therefore, the vast bulk of the physical facilities acquired will not remain with the land after the transaction.

(ii)
The Company did not acquire any of the farm’s employees with the purchase. Prior to the acquisition, the harvest was sold in the field and the purchaser arranged to have the crop harvested. Since the Company will be using the new cane as a feedstock for its Canitar facility, it will be hiring its own workforce to grow and harvest our own crop from these fields.

(iii)	The farm did not have a market distribution system before the acquisition. The Company will create a distribution system to transfer the harvested cane to its Canitar facility.

(iv)
Prior to the acquisition, the sales force consisted of the owner, who negotiated directly with local sugar and ethanol mills. The Company does not intend to have a sales force for sugar cane, since it will be used for its own ethanol production.

(v)	Since the Company does not intend to sell the crop, the prior customer base will not exist after the acquisition.

(vi)	There were no operating rights before or after the acquisition

(vii)	Production techniques for growing and harvesting sugar cane are well-known and not proprietary. Therefore, there were no production techniques acquired with the land.

(viii)	There were no trade names acquired with the acquisition.

Based on these factors then, the Company does not believe that the Ourinhos farmland constitutes a business pursuant to Rule 11-01(d) of Regulation S-X.

Canitar

The purchase price for Canitar, including closing costs, was $7.1 million after purchase price adjustments. The acquisition consisted of a 250,000 ton cane processing facility acquired from Ouro Verde Ltda., which was a newly-formed subsidiary of Ouro Verde Açúcar e Álcool Ltda (“Ouro Verde”). The purchase constituted a majority, but not substantially all, of the operating assets of Ouro Verde.

As with the farmland, the Company used Rule 11-01(d) of Regulation S-X to determine whether the farmland and related acquisitions constitute a business. A discussion of the various factors mentioned in Rule 11-01(d) follows:

(1) The principal pre-acquisition revenue-producing activity at Canitar was the production of hydrous ethanol. The Company’s operating plan is to build a brand new facility adjacent to the site of the existing facility. The new facility will be located about 1,000 yards from the existing facility and will consist of all new equipment and substantially different technology. Most of the existing facility will be sold as used equipment and very little will be salvaged. The new facility will be able to produce anhydrous alcohol, a different product that will be produced according to export quality standards. Thus, the focus of the business will be completely changed and the capacity to produce ethanol will be multiplied by 5 times in the first step of expansion and an additional 4 times in the second step. The facility will be used to produce ethanol that will be marketed to industrial and fuel customers. Finally, ethanol prices in Brazil tend to change daily based on the available supply in the area where the ethanol is being sold. In addition to producing ethanol, the Company also intends to purchase and stockpile it during times when prices are low (principally during the harvest) and sell it when the supply is scarcer. Therefore, the Company will become more of a marketer of ethanol, rather than being strictly a producer.

(2) (i)  The physical facilities consist of a 250,000 ton sugar cane processing facility.

The facility itself had been badly neglected for many years and some key parts of the facility are inoperable. Accordingly, the Company shut down the mill and is building a brand new processing facility adjacent to the original plant. Some parts from the old mill will be salvaged, rebuilt and sold to older mills in the area for spare parts, but much of the old plant will be sold for scrap. The Company is also significantly upgrading the storage capacity at Canitar to use for trading. Therefore, almost none of the physical facilities acquired will be used in the new business.

(ii)
The previous employee base was terminated prior to the Company’s acquisition of the Canitar facility. The Company has hired a small team of people to plan and oversee the construction of the new physical plant. The Company will hire a new workforce prior to the new plant beginning operations.

(iii)
Ethanol sales were previously made to distributors who picked up the product with their own trucks. Consequently, there had been no market distribution system. The Company is currently studying the possibility of creating a market distribution system so that it can deliver its product to those areas with the highest relative ethanol prices.

(iv)
There was no sales force prior to the acquisition. Distributors would negotiate directly with the plant manager and, once they had agreed on quantities and price, the distributor would then send trucks to pick up the purchased ethanol. The Company will utilize our own sales force to maximize revenues from new customers, export customers, and for trading profit.

(v)
Since the plant is currently closed and not being operated (nor will it be-construction has already commenced on the new facility), the Company has not kept the prior customer base and no customer lists were transferred with the sale. After the new plant begins operation, the Company intends to drastically change the way the product is marketed and sold. Since ethanol is a freely tradeable and substitutable commodity, there is no concept of pre-existing customer goodwill, as price was the only previous sales tool. The Company intends to sell in various markets (local, intermediate distance, trading and export) depending on which markets offer the greatest profitability after delivery costs. Therefore, the plant will have a very different customer base once it commences operations.

(vi)
The plant had some environmental licenses prior to the sale. However, the new plant will require license modifications and will have to be inspected and approved before it can begin operations. Once operating, the plant will also need to continually comply with Brazilian environmental regulations. There were no other material operating rights enjoyed by the plant prior to its sale.

(vii)
The previous ethanol production technique was well-known and not proprietary. The Company will be utilizing newer production techniques (which also are not proprietary) in the new plant. Therefore, there were no production techniques acquired with the sale.

(viii)
The plant had previously operated and sold its product under the name Ouro Verde. The Company has changed the name to Comanche Biocumbustiveis de Canitar Ltda. and will market its product under the trade name of Comanche. Therefore, no previous trade names remained after the purchase.

Based on these factors then, the Company does not believe that the Canitar plant constitutes a business pursuant to Rule 11-01(d) of Regulation S-X.

48. Please tell us what consideration you gave to providing the carve-out financial statements of Bahia in this filing and including this acquisition in your pro forma financial statements. Please provide us with your significance tests under Rule 3-05 of Regulation S-X for each period presented. If in any period this acquisition was significant in excess of the 20% level; Bahia's separate financial statements are required to be included for all periods presented. These separate financial statements must be audited for periods that the 20% significance level was exceeded and may be unaudited for each other period.

The Bahia plant just recently began operating in July 2007. All non-biodiesel operations had been disposed of before the acquisition by the Company. Therefore, the only asset acquired was the biodiesel plant which was still under construction and accounted for using construction accounting principles. Consequently, the plant had no revenues or expenses in 2006 or prior years.

49. Please present each pro forma adjustment as a separate lettered adjustment to a given line item separately on the face of the pro forma balance sheet and income statement, so that readers can quickly see the impact of each lettered adjustment on each financial statement line item.

The Estimated Unuadited Pro Forma Combined Balance Sheet as of December 31, 2006 and the Estimated Unuadited Pro Forma Combined Income Statement for the One Year Ended December 31, 2006 on pages 80 and 81 of the prospectus have been revised to present each pro forma adjustment as a separate lettered footnote.

Pro Forma Combined Balance Sheet, page 74

50. It is unclear why your pro forma financial statements indicate that $4,910 of Simoes' accumulated deficit is being acquired. Please revise to eliminate Simoes' accumulated deficit in the pro forma financial statements or revise your notes to the unaudited pro forma financial statements to more fully explain why you believe inclusion of this amount is appropriate.

The original filing mistakenly rolled the effect of additional interest expense from the pro forma income statement into the pro forma balance sheet, thereby reducing cash and retained earnings.  This has been corrected in Amendment No. 1.

Pro Forma Combined Income Statement, page 75

51. Please present on the face of your pro forma income statement historical and pro forma basic and diluted per share data, including the number of shares used to compute such per share data. See Rule 11-02(0(7) of Regulation S-X.

Such information is presented on the face of the Estimated Unuadited Pro Forma Combined Income Statement for the One Year Ended December 31, 2006 on page 81 of the prospectus.

52. Please reconcile in a footnote your pro forma basic earnings per share to your pro forma diluted earnings per share.

Footnote J to the Estimated Unuadited Pro Forma Combined Income Statement for the One Year Ended December 31, 2006 on page 82 of the prospectus reconciles pro forma basic and pro forma diluted earnings per share.

53. Please reconcile in a footnote the historical weighted average common shares outstanding to the pro forma weighted average common shares outstanding for both your basic and diluted earnings per share computations. Please note that the denominator in computing pro forma earnings per share should include those common shares whose proceeds are being used to repay debt or for a business acquisition.

Footnote K to the Estimated Unuadited Pro Forma Combined Income Statement for the One Year Ended December 31, 2006 on page 82 of the prospectus reconciles the historical weighted average common shares outstanding to the pro forma weighted average common shares outstanding for both the basic and diluted earnings per share computations.

Notes to Unaudited Pro Forma Combined Financial Statements, page 76

54. Please enhance your footnote explanations to clearly disclose the underlying assumptions involved. Note that all footnotes should allow the reader to easily determine that the related adjustment is factually supportable and directly attributable to the transactions being depicted. Refer to Rule 11-02(b)(6) of Regulation S-X.

The footnotes to the Estimated Unaudited Pro Forma Combined Financial Statements have been revised to more clearly disclose underlying assumptions.

55. Regarding adjustment 4, it appears that the interest rate on your convertible notes is variable (i.e. LIBOR + 3.5%). As such, please discuss the impact of a 1/8% change in the rate on your pro forma earnings.

A footnote (I) has been added to the Notes to the Unaudited Proforma Financial Statements on page 82 of the prospectus to provide such information.

Executive Compensation, page 81

56. Disclose the amount of compensation paid to members of management in 2006. This disclosure should be made on an individual basis unless individual disclosure is not required in the Cayman Islands or is not otherwise publicly disclosed.

The first paragraph of the “EXECUTIVE COMPENSATION” section of the prospectus on page 85has been revised to provide the information on an aggregate basis since individual disclosure is not required in the Cayman Islands and is not otherwise publicly disclosed.

57. Please file the employment agreements as exhibits.

The Employment Agreements dated March 1, 2007 between the Company and Thomas Cauchois and Alicia Noyola are being filed as Exhibits 10.21 and 10.22, respectively, to the registration statement.

Security Ownership of Certain Beneficial Owners and Management, page 82

58. Please disclose whether the major shareholders have different voting rights or an appropriate negative statement. See Part I, Item 7(A)(1)(c) of Form 20-F.

A sentence has been added immediately after the last footnote to the table in the “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” section on page 89 of the prospectus that no shareholders have different voting rights than other shareholders.

59. Disclose the portion of the shares held and the number of record holders in the United States. See Part I, Item 7(A)(2) of Form 20-F.

A sentence has been added as the penultimate paragraph of the “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” section on page 89 of the prospectus to disclose the requested information.

60. Please recalculate the amounts in the table to include the shares held by 5% or greater shareholders without regard to the 9.99% or 4.99% cap on conversion of your outstanding securities.

The amounts in the table in the “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” section on page 87 of the prospectus have been calculated without regard to the 9.99% and 4.99% caps and the percentage ownership has also been revised to be without regard to such caps. Footnote (4) to the table has also been revised to state this fact.

61. Since Thomas Cauchois is the founder of FondElecCI, please disclose if he is related to other principal shareholders, such as Castanhera, and include shares held by such entities in the amount of shares beneficially held by Mr. Cauchois.

Mr. Cauchois is not related to Castanhera Acquisition Company, LLC or any other principal shareholders. The address of Castanhera in the original registration statement was a temporary address and has been changed.

Certain Relationships and Related Transactions, page 86

62. Please describe the related party transactions reflected in the notes to the financial statements and any other disclosure required by Part I, Item 7(B) of Form 20-F.

A second paragraph has been added to the “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” section of the prospectus on page 90 in order to provide information concerning the loans from affiliates disclosed in Note 6 to the financial statements of the Company.

Where You Can Find Additional Information, page 87

63. Please revise the last sentence of the first paragraph that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 411(a) permits this type of qualification only where contemplated by the form.

The last clause of the last sentence of the first paragraph of the “WHERE YOU CAN FIND ADDITIONAL INFORMATION” section on page 92 of the prospectus has been deleted to eliminate the qualification.

Service of Process and Enforcement of Judgments, page 88

64. We note that you attribute statements made in this section to your Brazilian counsel. Please identify counsel and file the consent of such counsel and Maples and Calder to being named in this discussion in the prospectus.

Trench Rossi e Watanabe Advogados, the Company’s Brazilian counsel, has been identified in the “SERVICE OF PROCESS AND ENFORCEMENT OF JUDGMENTS” section of the prospectus on page 91 as having provided certain advice to the Company. The “LEGAL MATTERS” section of the prospectus has also been revised to add references to both Trench Rossi and Maples & Calder and the consents of each firm have been filed as exhibits to the registration statement.

Comanche Corporation Consolidated Financial Statements

General

65. Please tell us how you have accounted for the registration rights agreement, including what consideration was given to FSP EITF 00-19-2. Please also provide the disclosures required by paragraph 12 of FSP EITF 00-19-2, including that required by paragraph 12(c).

In connection with the April transaction, the Company entered into a Registration Rights Agreement with its investors on April 3, 2007. The Registration Rights Agreement provides for penalties if the Company’s registration statement is either not filed by the “Filing Deadline” as defined in the Agreement or not declared effective by the “Effectiveness Deadline” as defined in the Agreement. In connection with the June transaction, the investors agreed to waive any penalties due in connection with the Filing Deadline

In the case of a registration statement that is reviewed by the SEC, the Effectiveness Deadline is defined as being 150 days from the date of the original financing transaction. Since the original transaction closed on April 3, 2007, the Effectiveness Deadline is August 31, 2007. The Company filed its initial registration statement with the SEC on June 20, 2007. At the time the Company estimated that the SEC would review the registration statement, that the registration statement would ultimately go effective on October 1, 2007 and that the SEC would approve the registration of all of the ordinary shares that we sought to register. The registration statement calls for penalties of 1% of the Aggregate Purchase Price (as defined) per 30 day period (or fraction thereof) during the first 90 day period following the Effectiveness Deadline. Therefore on the filing date, the Company accrued a liability of $846,944 (1.03% of $82,052,545). The amount of the offsetting debit related to the equity offering (24.6808%) was charged to APIC and the remainder was debited to Debt Issuance costs pursuant to EITF 00-19-2. The range of potential losses associated with the Registration Rights Agreement is between $0 and $8,195,254.

66. Please tell us what consideration you gave to paragraphs 8-9 of SFAS 7 regarding whether you should be identified as a development stage enterprise. If you believe you are a development stage enterprise at December 31, 2006, please ensure you meet the disclosure requirements set forth in paragraphs 11-13 and consider whether revision of your independent auditor's opinion is necessary to identify the financial statements as those of a development stage enterprise.

The Company has determined that it is a development stage enterprise pursuant to the definitions of SFAS 7. The financial statements have been modified accordingly to reflect this classification.

67. You disclose on page 45 that you lease 3,254 hectares of land. Please disclose how you account for this leased land. See paragraph 25 of SFAS 13. In addition, please ensure you meet the disclosure requirements of paragraph 16, as applicable.

The leased land transaction discussed on page 45 occurred through the companies we acquired in April 2007. Leased lands are accounted for as operating leases.

68. Please review headings on your financial statements and revise as necessary to clearly indicate whether the number of shares and per share data are presented in whole numbers or in thousands. For example, we note that the header on your consolidated statement of operations for the period from inception to December 31, 2006 indicates that per share data is presented in whole numbers, therefore you disclose that your loss per common share was ($586). It appears that the actual loss per common share was ($586,000).

The amount for basic and diluted loss per common share on the Consolidated Statement of Operations of Comanche Corporation for the period from June 8, 2006 to December 31, 2006 on page F-3 has been changed to ($586,000).

69. When you provide updated interim financial statements, please note the disclosure requirements of paragraph 58 of SFAS 141.

Such requirements have been noted.

Report of Independent Registered Public Accounting Firm, page F-1

70. Your auditors indicate in their report for Comanche Corporation that their audit was conducted in accordance with the standards generally accepted in the United States of America. Please verify whether their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) as required by PCAOB Auditing Standard No. 1. If the audit was performed in accordance with the standards of the PCAOB, please make arrangements with your auditors to have them revise their report to indicate that fact. See also SEC Release 33-8422.

The auditors report on page F-1 of the Financial Statements has been revised to state that the audit was performed in accordance with the standards of the PCAOB.

Consolidated Statement of Operations, page F-3

71. Please disclose the amount of income tax expense or benefit allocated to your foreign currency translation adjustment in accordance with paragraph 25 of SFAS 130.

The amount of income tax benefit allocated to the foreign currency translation adjustment has been added to such line item of the Consolidated Statement of Operations of Comanche Corporation on page F-3

Consolidated Statement of Cash Flows, page F-5

72. Please present the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period. See paragraph 25 of SFAS 95.

The Company had a total of $24,000 in foreign currency deposits as of December 31, 2006. The exchange rate between the Brazilian Real and the U.S. Dollar fluctuated approximately 5.5% between June 8, 2006 (Date of Inception) and December 31, 2006. Therefore, the potential impact of exchange rates on cash balances was approximately $1,320. The Company does not consider this amount to be material. Therefore, the Company did not disclose this data on the Statement of Cash Flows. The effects of exchange rate changes for the six months ended June 30, 2007 are disclosed in the consolidated statement of cash flows.

Note 6 - Due to Affiliate Companies, page F-11

73. Please revise to disclose the interest rates associate with borrowings from each individual affiliate.

Note 6 has been revised to add a column in the table to disclose the interest rates associated with borrowings from each individual affiliate.

Note 10 - Commitments and Contingent Liabilities, page F-13

74. Please revise to disclose the repayment teems, including interest rate to be charged on amounts advanced to Ouro Verde if the asset purchase transaction is not consummated.

Note 10 has been so revised.

Note 12 - Subsequent Events, page F-15

75. Please enhance your disclosure to discuss how the terms of your original Itu and Iba Agreements were modified. Also, disclose the purchase price and significant terms associated with the definitive agreement you entered into to purchase farmland in Ourinhos, Sao Paulo, Brazil.

Note 12 to the Comanche Corporation financial statements has been revised to add the requested information.

76. You disclose various events on page 3 which occurred subsequent to your December 31, 2006 financial statements, including your securities purchase agreements and your April 2007 acquisitions. Since these items appear to be material, please also disclose this information within your subsequent events footnote. To the extent that these transactions have not been audited, you may indicate that this footnote is unaudited.

Note 12 to the Comanche Corporation financial statements has been revised to add the requested information.

  77. As a related matter, please revise your filing to separately disclose the following for each of your April 2007 acquisitions so that we can more fully understand your accounting treatment:

•	How you determined whether each acquisition was an acquisition of a business or of a group of productive assets (refer to EITF 98-3 and paragraph 4 of SFAS 141);
The Company believes that the acquisition of Simoes by Comanche Santa Anita and the acquisition of IBR by Comanche Bahia both qualify as acquisition of businesses under EITF 98-3 and paragraph 4 of SFAS 141. In both cases the inputs, processes and the outputs will all remain substantially the same. As noted previously, the Bahia acquisition had not yet begun operations on the date of acquisition.

The acquisitions of the farmland and equipment by Comanche Canitar fails the definition of a business under SFAS 141, and therefore is considered to be a group of productive assets. Please see our response to Comment # 48 for a discussion of the relevant circumstances surrounding these acquisitions.

In the case of the farmland, there were no inputs acquired. There were no long-lived assets (other than the land & buildings), intellectual property or ability to obtain necessary materials or rights that were acquired with the acquisition. Also, we did not acquire any employees with the purchase. The processes for growing sugar cane are well known. Although we may be using similar processes to grow cane as the previous owners, there was no particular knowhow or process transferred along with the acquisition. Finally, as discussed in our response to 48, the outputs were not transferred along with the acquisition. Since there were no customer lists transferred and because we intend to use the farm to grow our own feedstock and as a vinhaca disposal site, we believe that this acquisition fails the output test as well. Also, it should be noted that land accounts for approximately 91% of the value of the acquisition. Although this is slightly more than the 3% de minimis level mentioned in EITF 98-3, it is nevertheless a strong indication that this was a transfer of a group of productive assets.

Similarly, the Company believes that the acquisition of the cane processing facility at Canitar fails the definition of a business under EITF 98-3. The principal assets acquired were environmental licenses and an old cane processing facility that had been badly neglected for many years. The Company intends to build a new cane processing plant on the land acquired with the facility and the licenses will need to be modified once the facility is rebuilt. There was no intellectual property transferred with the acquisition and the employee base had been terminated prior to the acquisition. Hence, the inputs do not meet the test of a business under EITF 98-3. Similarly, the processes and outputs will also be different. There were no business processes transferred to Comanche and the Company will be using newer production techniques once the facility is rebuilt. Also, the prior plant had produced lower-grade hydrous ethanol. We will be producing higher-grade ethanol (both hydrous and anhydrous) which will meet export-quality standards. Finally, the Company did not obtain any customers with the acquisition. Therefore, the Company believes that this acquisition fails the test of a business and qualifies as a group of productive assets under EITF 98-3.

•	Provide a timeline that clearly indicates the order in which the acquisitions took place, including the actual dates of the acquisitions;

➢	April 4, 2007 - Comanche Santa Anita acquired Simoes
➢	April 5, 2007 - Comanche Bahia acquired IBR
➢	April 9, 2007 - Comanche Canitar acquired the farmland and equipment

•	How you determined the date of each acquisition (refer to paragraphs 48-49 of SFAS 141);

The dates shown above are the dates that payment was made for the acquisition and the date that the assets and liabilities (if any) were transferred to us. Therefore, the Company used this as the date of acquisition pursuant to paragraphs 48-49 of SFAS 141.

•
Disclose the amount and nature of consideration given to consummate each acquisition, including whether you issued equity securities, paid cash consideration, assumed liabilities of the seller or a combination thereof;

➢
For the Simoes acquisition, the Company paid a total of $31.3 million in cash (including closing costs and purchase price adjustments) and assumed liabilities of the seller totaling $1.9 million. The Company also issued it ordinary shares worth $3.2 million to two consultants who later became members of the Company’s management for their assistance in identifying, negotiating and closing the acquisition.

➢
For the Bahia acquisition, the Company paid a total of $10.1 million in cash (including closing costs and purchase price adjustments) and assumed liabilities of the seller totaling $1.0 million. The Company also issued its ordinary shares worth $1.1 million to two consultants who later became members of the Company’s management for their assistance in negotiating and closing the acquisition.

➢
The Company paid a total of $2.5 million in cash (including closing costs and purchase price adjustments) and forgave Comanche Participacoes receivables totaling $3.3 million for the farmland. The Company also assumed liabilities of the seller totaling $2.1 million.

➢
For the Canitar cane processing facility, the Company paid a total of $1.1 million in cash (including closing costs and purchase price adjustments) and issued its ordinary shares worth $0.8 million. The Company also forgave debt worth $2.2 million and assumed liabilities of the seller totaling $3.0 million.

•	Describe the methods used to determine fair value of each acquisition, including the extent to which you relied upon third party expert valuations;

For Simoes and IBR, the Company utilized third party experts to value the manufacturing capacity of the plants and the licenses obtained. The Company also verified these calculations with its own in-house research.

The buildings and equipment acquired with the farm were valued by third party experts. The Copany used a lower valuation for some used vehicles acquired than that shown in the valuation. Initially, the Company made its own calculations as to the value of the farmland in light of its proximity to the cane processing facility that it intends to build in the area, but the Company will supplement this with a third party valuation as well.

The licenses and equipment acquired with the cane processing facility were valued by third party experts.

•	Indicate the parties to whom consideration was paid to consummate each acquisitions (i.e. third parties or related parties); and

➢  Simoes - third parties. As noted above, the Company’s ordinary shares were issued to two consultants who later became members of management for their help in closing the acquisition.

➢  IBR - third parties. Two sons of the former owner have stayed on as plant managers. As noted above the Company’s ordinary shares issued to two consultants who later became became members of management for their help in closing the acquisition.

➢  Farmland - third parties.

➢  Cane Processing Facility - third parties, two of whom became members of management after the acquisition.

•	How you determined the acquiring enterprise for each transaction (refer to paragraphs 15-19 of SFAS 141).

In each case, a wholly-owned subsidiary of Comanche Participacoes (Santa Anita, Bahia & Canitar) received the assets and the liabilities from the acquisition. Only a minor amount of the Company’s equity was issued directly as part of the purchase price. The bulk of the remuneration for these acquisitions was paid in cash by Comanche Participacoes on behalf of the relevant subsidiary. Therefore, the Company determined that the relevant subsidiary of Comanche Participacoes was the acquiring entity for each acquisition pursuant to paragraphs 16, 17 & 18 of SFAS 141.

All required disclosures relating to these acquisitions were made in the interim financial statements.

Destilaria de Alcool Simoes Ltda Financial Statements

Report of Independent Accounting Firm, page F-16

78. We note that your accountant's report indicates that the audit of Destilaria de Alcool Simoes Ltda. was performed in accordance with Brazilian auditing standards. Instruction 2 to Item 8.A.2 of Form 20-F requires that all financial statements, including those required by Rule 3-05 of Regulation S-X, must be audited in accordance with US generally accepted auditing standards. Please verify that your accountants performed their audit in accordance with US generally accepted auditing standards and make arrangements to have your accountants revise their report accordingly.

The financial statements of Destilaria de Alcool Simoes Ltda. as of December 31, 2006 and 2005 and for the years then ended contained in the prospectus have now been audited by BDO Trevisan and such firm’s report states that such firm conducted its audits in accordance with the standards of the Public Company Accounting Oversight Board (United States)..

Note 5 — Cash and Cash Equivalents, page F-25

79. We note that you have Brazilian bank certificates of deposits classified within cash and cash equivalents at both December 31, 2006 and 2005. If true, please revise to indicate that these investments qualify as cash equivalents because they have original maturities of three months or less. If not true, please revise to reclassify these investments outside of cash and cash equivalents and revise your statement of cash flows to reflect this reclassification.

The notes to the financial statements have been revised to reclassify certificates of deposit outside of cash and cash equivalents at both December 31, 2006 and 2005.

Item 7 - Recent Sales of Unregistered Securities, page II-1

80. Please provide us an analysis of all equity issuances (including share and option issuances) which occurred during the financial statement periods presented and subsequent to your most recent fiscal year-end. For each transaction,

•	identify the parties, including any related parties;

•	the nature of the consideration; and

•	the fair value and your basis for determining the fair value.
o Indicate whether the fair value was contemporaneous or retrospective.

•
For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.

The following sets forth all equity issuances by Comanche Corporation and Comanche Clean Energy Corporation since June 8, 2006, the date of inception of Comanche Corporation:

Comanche Corporation

On June 19, 2006 Comanche Corporation issued one ordinary share to each of Thomas Cauchois and Alicia Noyola, its sole directors and officers at such time. The shares were issued for nominal consideration as founders shares.

Comanche Clean Energy Corporation

In February 2007 Comanche Clean Energy Corporation issued one ordinary share to each of Alicia Noyola and Thomas Cauchois, directors and officers of the Company. The shares were issued for nominal consideration as founders shares.

On April 2, 2007 Comanche Clean Energy Corporation issued 1,145,408 ordinary shares to each of Alicia Noyola and Thomas Cauchois in exchange for their one share each of Comanche Corporation. The number of shares of Comanche Clean Energy Corporation issued were arbitrarily determined based on the shares to be allocated to Mr. Cauchois and Ms. Noyola set forth in the Company’s Private Offering Memorandum dated March 29, 2007 used in connection with its private offering of units of ordinary shares and warrants which was intended to be and which was consummated on April 3, 2007..

On April 3, 2007 Comanche Clean Energy Corporation sold to 14 investors for an aggregate gross purchase price of $44,752,540, secured convertible notes in the aggregate principal amount of $44,752,540 and five-year warrants to purchase for $5.30 per share, an aggregate of 3,254,730 of its Ordinary Shares. The table below sets forth the identity of each purchaser, the original principal amount of the convertible note purchased by the purchaser and the purchase price paid by the purchaser. The purchase price for the units was arbitrarily set based on a pre-money valuation of Comanche Clean Energy Corporation of $11.5 million established in consultation with the Company’s placement agent.

Buyer	Original Principal Amount of Notes	Number of Warrant Shares	Purchase Price

Sandelman Partners Multi-Strategy Master Fund, Ltd.	$5,004,000	363,927	$5,004,000

Utilico Emerging Markets Limited	$7,273,000	528,945	$7,273,000

MHR Capital Partners Master Account LP	$4,890,403	355,666	$4,890,403

MHR Capital Partners (100) LP	$564,142	41,029	$564,142

Wolverine Convertible Arbitrage Fund Trading Ltd	$2,550,000	185,455	$2,550,000

GPC LX LLC	$200,000	14,545	$200,000

Alpine Capital (Cayman) Master, LP	$181,000	13,164	$181,000

Armstrong Equity Partners, LP	$1,000,000	72,727	$1,000,000

Whitebox Hedged High Yield Partners, LP	$6,272,562	456,186	$6,272,562

Whitebox Intermarket Partners, LP	$545,438	39,668	$545,438

Deephaven Distressed Opportunities Trading Ltd	$1,220,000	88,727	$1,220,000

Deephaven Event Trading Ltd.	$3,416,000	248,436	$3,416,000

Goldman Sachs & Company	$3,636,000	661,091	$3,636,000

Deutsche Bank AG, London	$8,000,000	1,454,545	$8,000,000

On April 3, 2007 Comanche Clean Energy Corporation sold to 15 investors for an aggregate gross purchase price of $15 million an aggregate of 3 million of its Ordinary Shares and five-year warrants to purchase for $5.30 per share, an aggregate of 2,250,000 of its Ordinary Shares. The table below sets forth the identity of each purchaser, the original principal amount of the convertible note purchased by the purchaser and the purchase price paid by the purchaser. The purchase price for the units was arbitrarily set based on a pre-money valuation of Comanche Clean Energy Corporation of $11.5 million established in consultation with the Company’s placement agent.

Buyer	Number of Shares	Number of Warrant Shares	Purchase Price

Sandelman Partners Multi-Strategy Master Fund, Ltd.	375,200	281,400	$1,876,000

Utilico Emerging Markets Limited	545,400	409,050	$2,727,000

Whitebox Hedged High Yield Partners, LP	395,488	296,616	$1,977,440

Whitebox Intermarket Partners, LP	40,912	30,684	$204,560

Armstrong Equity Partners, LP	60,000	45,000	$300,000

MHR Capital Partners Master Account LP	366,780	275,085	$1,833,902

MHR Capital Partners (100) LP	42,311	31,733	$211,553

Paragon Capital, L.P.	28,000	21,000	$140,000

Alpine Capital (Cayman) Master, LP	13,800	10,350	$69,000

Cranshire Capital, LP	50,000	37,500	$250,000

Deephaven Distressed Opportunities Trading Ltd	71,800	53,850	$359,000

Deephaven Event Trading Ltd.	201,000	150,750	$1,005,000

R&R Biotech Partners LLC	136,509	102,382	$682,545

Goldman Sachs & Company	272,800	204,600	$1,364,000

Deutsche Bank AG, London	400,000	300,000	$2,000,000

On May 14, 2007, pursuant to resolutions approved by the Board of Directors of Comanche Clean Energy Corporation on March 30, 2007, Comanche Clean Energy Corporation issued 37,004 ordinary shares to each of Alicia Noyola and Thomas Cauchois upon conversion by each of them of $185,020 of principal and accrued interest of indebtedness of the Company to them. The conversion rate for such purpose was one ordinary share for each $5.00 of debt converted. The conversion rate was determined based on the purchase price for the units in the April 3, 2007 private placement described above (except that no warrants were issued to Noyola or Cauchois).

On June 18, 2007 Comanche Clean Energy Corporation sold to 6 of the investors who had purchased securities in the April 3, 2007 private placements and one additional investor an aggregate of 1,050,000 Ordinary Shares, secured convertible notes in the aggregate principal amount of $17,050,000 and warrants to purchase an aggregate of 2,018,499 Ordinary Shares. The aggregate purchase price Comanche Clean Energy Corporation received for the sale of such securities was $22,300,000. The table below sets forth the identity of each purchaser, the number of Ordinary Shares Issued to such purchaser, the original principal amount of the convertible note purchased by the purchaser and the purchase price paid by the purchaser.

Buyer's Name	Principal Amount	Number of	Number of	Number of	Purchase
	of Convertible	Conversion	Ordinary	Warrant	Price
	Note	Shares	Shares	Shares

Whitebox Hedged High Yield Partners, L.P.	$3,750,000	681,818	250,000	460,227	$5,000,000

Sandelman Partners Multi-Strategy Master Fund, Ltd.	$2,250,000	409,091	150,000	267,136	$3,000,000

Deephaven Distressed Opportunities Trading Ltd.	$394,800	71,782	26,320	48,453	$526,400

Deephaven Event Trading, Ltd.	$1,105,200	200,945	73,680	135,638	$1,473,600

Goldman Sachs & Company	$750,000	136,364	50,000	92,045	$1,000,000

MHR Institutional Partners III LP	$7,500,000	1,363,636	500,000	920,455	$10,000,000

Armstrong Equity	$1,300,000	236,364	0	94,545	$1,300,000

Item 7. Recent Sales of Unregistered Securities, page II-1

81. Please provide the information required by Item 701 of Regulation S-K as to all securities of the registrant sold by the registrant within the past three years which were not registered under the Securities Act, including the securities issued to consultants. We also note that your financial statements indicate that your date of inception was June 8, 2006.

Item 7 of Part II of the registration statement has been revised to include certain additional issuances of securities since June 8, 2006, including the issuance in June , 2006 of one share of Comanche Corporation (which is now a wholly owned subsidiary of the Company) to each of Alicia Noyola and Thomas Cauchois as a founder’s share.

82. For each transaction in which securities were sold otherwise than for cash, state the nature of the transaction or assets and the aggregate amount of consideration received by the company. See Item 701 of Regulation S-K.

Item 7 of Part II of the registration statement has been revised to include such information.

Signatures, page 11-5

83. Please also indicate that your controller or principal accounting officer has-signed the registration statement. See Instruction 1 to Signatures of Form F-1.

Peter Laudano and Jose Ricardo Kume have signed the Amendment No. 1 to the registration statement as Co-Principal Accounting Officers. Mr. Kume is in charge of accounting for the Brazilian entities, which comprise the bulk of the Company's operations.  Mr. Laudano is responsible for the U.S. & Cayman entities as well as the overall consolidation of Company financial results.

84. Please indicate that the company's authorized representative in the United States has signed the registration statement. See Instruction 1 to Signatures of Form F-1.

The Amendment No. 1 has been signed by the Company’s authorized representative in the United States.

Legal Opinion - Exhibit 5.1

85. Please revise to indicate the correct registration statement filing date and amount of shares being registered.

The opinion has been so revised, re-issued and is being re-filed.

86. Please revise to clarify that the shares underlying the warrants and convertible notes will, when issued pursuant to the terms of such securities, be validly issued, fully paid, and nonassessable. We do not object to counsel's opinion that the outstanding shares are validly issued, fully paid, and nonassessable.

The opinion has been so revised, re-issued and is being re-filed.

Very truly yours,

/s/ Darren Ofsink

Darren Ofsink